FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Corporate Disclosure on Announced Acquisition of Delphieye Inc., May 6, 2004.

Item 1

[English Translation]
Corporate Disclosure
May 6, 2004

CORPORATE DISCLOSURE

Subject: Signing of Definitive Agreement to Acquire Delphieye Inc.

Terms of Acquisition:

1) Target: Delphieye Inc.

2) Date of Announcement: May 6, 2004

3) Deal Size: Total acquisition price of KRW 4.0 billion

Of the total consideration, initial payment of KRW 2.0 billion to be paid upon signing of the acquisition agreement and the remaining KRW 2.0 billion to be paid upon closing; total acquisition price subject to change during course of due diligence

4) Expected Closing Date: Within 30 days of announcement

5) Key Terms

Webzen will acquire the assets of Delphieye, including all rights to the game titles owned by Delphieye, all related tangible and intangible assets, and core development personnel, as outlined below:

A. Game Titles

- Nitro Family PC Game
- Nitro Family Online Game
- Nitro Family Xbox Title
- Parfait Online Game
- Spinos Flash Game

b. Intangible Assets

- Intellectual property, copyrights, patents, trademarks, domain rights
- Contractual agreements with third parties
- Program source code, game engine, and documents related to acquired game titles
- Operational software and accompanying license agreements, etc.

3. Purpose of Acquisition

Delphieye Inc., a game developer based in Seoul, Korea, has experience in developing online games and has completed the open beta service for an MMORPG titled Helikia 2. The acquisition of Delphieye’s Nitro Family, Parfait Online, and Spinos Flash games represents an extension of Webzen’s revenue diversification and portfolio expansion strategy.

4. Future Plans

Of the game titles to be acquired, Webzen targets the launch of two of the titles before the end of FY2004. A contractual agreement with THQ, a US distributor, has already been concluded for the PC game version of Nitro Family and plans for developing an online version of Nitro Family are under review.

Contacts:

Grace Lee
Investor Relations
(822) 3498-6813

Webzen Inc.
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971

Private Securities Litigation Reform Act Safe Harbor Statement

Except for the historical and present factual information contained herein, the matters set forth in this fair disclosure, including statements as to the expected benefits of the acquisition, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the acquisition cannot be fully realized, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Webzen Inc.'s reports filed with the SEC. Webzen Inc. disclaims any responsibility to update these forward-looking statements.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: May 6, 2004	By:	/s/ Won Seon Kim

		Name:	WON SEON KIM
		Title:	Chief Financial Officer